EXHIBIT 99.1

Response to the requested disclosure from KRX (POSCO’s establishing production lines manufacturing electrical steel sheets for home appliances in Guangdong Province, China)

The newspaper report regarding POSCO’s establishing production lines manufacturing electrical steel sheets for home appliances in Guangdong Province, China is not true. However, Shunde POSCO Coated Steel Co., Ltd., the Company’s subsidiary in China, resoluted in March 24, 2005 to establish an annealing furnace in existing facilities to produce 100 thousand tons of electrical steel sheets annually. The construction is scheduled to be completed in the first half of 2007.